FORM 10SB12G/A




                       NORTH SHORE CAPITAL ADVISORS CORP.


                              Filed: January 4, 2006

     Registration for small business issuers pursuant to section 12(g) of Securities Exchange Act

                        AS FILED WITH THE SECURITIES AND
                       EXCHANGE COMMISSION ON January 4, 2006
                             REGISTRATION NO.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                             AMENDMENT NO. 1 TO

                                FORM 10SB12G/A


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
               Under Section 12(b) or (g) of The Securities Exchange
                                   Act of 1934

                       NORTH SHORE CAPITAL ADVISORS CORP.

                 (Name of Small Business Issuer in its charter)

                                    Delaware

              (State or other jurisdiction of incorporation or organization)

                                   20-1354612

                               (I. R. S. Employer
                              Identification No. )

                 20 Marlin Lane, Port Washington, New York 11050

               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number (516) 765-6220

                      Securities to be registered pursuant
                          to Section 12(b) of the Act.

                               Title of each class



                                      None

                    Name of each exchange on which registered

               ----------------------------------------------------

                Securities to be registered pursuant to Section
                             12 (g) of the Act.


                    Common Stock, par value $.0001 per share

                ----------------------------------------------------
                                (Title of Class)

                             REGISTRATION STATEMENT
                       NORTH SHORE CAPITAL ADVISORS CORP.






     North Shore Capital Advisors Corp. ("NSCA" or the "Company") is furnishing this Registration Statement with respect to its outstanding shares of Common Stock, par value $.0001 per share (the "NSCA Stock"). There is no current trading market for NSCA Stock.


IN REVIEWING THIS REGISTRATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 7.




THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS REGISTRATION STATEMENT.


THIS REGISTRATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

Stockholders of NSCA with inquiries related to the Registration Statement should contact Steven Cohen, President of North Shore Capital Advisors Corp., 20 Marlin Lane, Port Washington, New York 11050, telephone (516) 765-6220, facsimile (516) 706-8440.


                The date of this Registration Statement is ____________, 2006

                                TABLE OF CONTENTS


Part I



Item 1  Description of Business.................................            4
Item 2  Managements' Discussion & Analysis of Financial Condition
                & Results of Operations.........................            7
Item 3  Description of Properties...............................           11
Item 4  Security Ownership of Certain Beneficial Owners and Management.    12
Item 5  Directors and Executive Officers, Promoters and Control Persons    13
Item 6  Executive Compensation.........................................    14
Item 7  Certain Relationships and Related Transactions.................    15
Item 8  Description of Securities......................................    15



Part II

Item 1  Trading Market ................................................    16
Item 2  Legal Proceedings..............................................    17
Item 3  Changes In And Disagreements With Accountants..................    17
Item 4  Recent Sales Of Unregistered Securities........................    18
Item 5  Indemnification of Directors and Officers..........................18

Experts.................................................                   19
Where You Can Find More Information.....................                   19


Part FS


Part III  Index to Exhibits..............................                  20


Exhibit  3.1  Certificate of Incorporation of NSCA*
Exhibit  3.2  Bylaws of NSCA*
Exhibit  4.1  Form of Warrant*
Exhibit 10.1 Financial Services Consulting Agreement between NSCA and
             The Telmarc Group,LLC*
Exhibit 10.2 Financial Services Consulting Agreement between NSCA and
             Rivkalex Corp.*
Exhibit 10.3 Employment Agreement between NSCA and Steven Cohen*
Exhibit 10.4 Agreement between NSCA and Steven Cohen*
Exhibit 10.5 Financial Services Consulting Agreement between NSCA and
             The Gorlin Companies*
Exhibit 10.6 Letter Agreement between NSCA and Krovim LLC dated June 28, 2005*
Exhibit 16   Letter from Silverstein & Weiss to NSCA*

* Previously filed

                                     PART I


Item 1.  Description of Business

Our Company

     NSCA is a recently formed financial services and management consulting firm which delivers hands-on business and financial consulting services including corporate advisory services, business development services, mergers & acquisitions, and divestitures, including business and asset valuations. Our focus is on small and emerging growth public and private companies that historically have not had the access to or resources to hire the larger, more established financial services and management consulting firms. As of the date hereof, the Company has only one part-time employee, its President, Steven Cohen. Mr. Cohen has substantial experience in the financial services industry, having spent over fifteen years at several major investment banking and financial services firms. See "Directors and Executive Officers, Promoters and Control Persons". The Company has three clients and, through December 31, 2005, has generated approximately $13,500 in revenues. The Company's activities for its clients to date include advising one client with respect to merger candidates, seeking investment opportunities for a second client and general advisory work for all three of its clients.

     Mergers - We assist private and public companies in merger transactions encompassing a spectrum of requirements from valuations and evaluation of the
business  and  economic   attractiveness   of  a  potential  merger  partner  to
negotiations of definitive agreements.

     Acquisitions - We advise clients on acquisition strategies, evaluate corporate synergies and negotiate purchase agreements. Such acquisitions may take the form of stock or asset transactions. We use industry contacts and relationships, extensive databases and effective search concepts to identify potential acquisition targets that fit with a client's business and strategy.

     Sales and Divestitures - We also advise sellers of specific assets and companies. We prepare in-depth valuations, economic models, descriptive memoranda, research the marketplace for the most logical buyers, and work proactively with our clients' legal and tax advisors.

     Corporate Finance and Business Development - We identify and evaluate the strategic merits and financial attractiveness of potential strategic investments, new business ventures, capital sources and business combinations. We assist clients develop business and financial strategies and help them prepare business plans and corporate presentations.

     Business and Asset Valuations - We may provide clients and their owners with independent business and asset valuations with respect to the businesses of our clients. We will use proven financial methodologies that derive value, and incorporate cross functional reviews of relevant markets, operational capabilities and financial strengths and weaknesses.

     Since the beginning of 2005, NSCA has entered into financial services consulting agreements with its first three clients.

     We may seek acquisitions or mergers with other entities in our current area of business which are intended to enhance our value. In the event we are unable to identify suitable acquisition or merger candidates, we may elect to acquire or merge with an entity in a related or unrelated field. To date, we have not identified any potential businesses to acquire or merge with.

Industry Background

     All aspects of the Company's business are highly competitive. We compete in markets directly with numerous other firms in the areas of financial services and strategic advisory services, including investment banking firms, investment advisors, management and strategy consulting firms, and certain commercial banks.

     The financial services and management consulting industries have become considerably more concentrated as numerous firms have been acquired by or merged into other firms. This provides an opportunity for NSCA to provide consulting services to smaller and emerging growth companies, which services can generally not be provided on a cost-efficient basis by many of our larger competitors. However, these developments have increased competition from other firms, most of which have significantly greater equity capital than the Company. Legislative and regulatory changes in the United States allow commercial banks to enter businesses previously limited to investment banks, and several large commercial banks, insurance companies and other broad-based financial services firms have merged with other financial institutions. Most of these firms have far greater capital than the Company and have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support their financial services and management consulting services with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in the Company's businesses.

Historical Operations


     NSCA was organized in the State of Delaware in 2004. Since its formation NSCA has raised an aggregate $83,350 from the sale of NSCA Stock to its founders and in a private placement which closed in February 2005 (the "Private Placement"). The Private Placement was effected pursuant to an exemption from registration set forth in Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). Prior to the commencement of the Company's Rule 504 Private Placement, the Company filed a Registration Statement on Form U-7 (the "Registration Statement") with the State of Nevada, which underwent review by the Securities Division of the Nevada Secretary of State, Pursuant to such review, the Company received and responded to comments with respect to the Registration Statement from the Securities Division and the Registration Statement was declared effective on October 13, 2004. At the time of the Private Placement, the Company was not:

1. subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2.   an investment company; or

3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

     In addition, the Private Placement was for less than $1,000,000.

     Since the beginning of 2005, NSCA has entered into its first three financial services consulting agreements.

     NSCA believes that its business can grow in two ways. The first would be to expand internally by hiring more employees and entering into additional financial services consulting agreements. The second would be through acquisitions or mergers with other entities in its or related businesses. NCSA anticipates funding this growth through a combination of debt and public and private equity.


Financial Services Consulting Agreements

     As of the date hereof, NSCA has entered into financial services consulting agreements with three clients.

     On October 28, 2005, the Company amended and superseded its financial services consulting agreement (which agreement was originally entered into during July 2005) with The Telmarc Group, LLC ("Telmarc"), pursuant to which the Company, among other things, assists Telmarc in the development of its business plan and advises Telmarc with respect to investment opportunities. The Company will be paid an advisory fee of $300 per hour for each hour it provides services to Telmarc during the term of the agreement.

     On October 31, 2005, the Company amended and superseded its financial services consulting agreement (which agreement was originally entered into during February 2005) with Rivkalex Corp. ("Rivkalex"), pursuant to which the Company is acting as a consultant to Rivkalex in connection, among other things, with the development of its business plan, identifying and evaluating potential investments for Rivkalex and analyzing potential business development opportunities and business combinations. For its services, the Company is paid $500 per month plus $300 per hour in excess of one and one half hours per month for every hour of consulting services provided by the Company to Rivkalex during the term of the agreement.

     On November 1, 2005, the Company amended and superseded its financial services consulting agreement (which agreement was originally entered into during May 2005) with The Gorlin Companies ("TGC"). Pursuant to the agreement, among other things, the Company advises TGC and its portfolio companies on the development of their business plans and business strategies and helps them identify and analyze potential financings and business combinations. In consideration for such services, the Company is paid $1,000 per month and $300 per hour in excess of three hours per month for every hour of consulting services provided by the Company to TGC during the term of the agreement.

Compensation

     Under its existing contracts, NSCA is compensated on a flat hourly or monthly basis. We anticipate that our compensation on future contracts will be similarly structured. Since NSCA is not a registered broker-dealer, it does not and will not receive any compensation contingent on the success of NSCA's structuring, arranging or facilitating financing or any other transaction involving securities.

Selection of Business Opportunities

     NSCA anticipates that in the event that it is unable to grow internally, it may elect to seek a business opportunity. The selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that being a public corporation will help the Company find an acquisition candidate for the following reasons; facilitate and improve the terms on which additional equity financing may be sought, provide incentive stock options or similar benefits to key employees, increase the opportunity to use securities for acquisitions, provide liquidity for shareholders and other factors. Management anticipates that business opportunities may be available in many different industries, both within and without the financial services and management consulting industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     NSCA will have limited capital with which to provide the owners of business entities with any cash or other assets.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, NSCA's officers and directors. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations; if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the company after the business combination; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of services, or trades; name identification; and other relevant factors.



     With respect to negotiations with an acquisition or merger candidate, in addition to the other consideration discussed above, management will evaluate and consider the percentage of the Company which the other company's shareholders would acquire in exchange for their shareholdings in that company. In the event of such merger or acquisition, it can be expected to have a significant dilutive effect on the percentage of shares held by NSCA's shareholders at such time.


     We intend to develop a marketing team which we believe will be crucial to our future growth and success. The marketing team will be engaged full-time to develop our brand and image recognition. We have developed a web site and will participate in executive seminars, trade shows and market research. In addition, we intend to make presentations at seminars to improve our visibility.

Employees

     NSCA currently employs one person, its President. He devotes such amount of his business time as is necessary to fulfill NSCA's obligations under its contracts, which, it is estimated, will not exceed 50% of his business time until NSCA's business expands further.




     We may seek to acquire other businesses and to retain qualified professionals from such businesses. In addition, we intend to recruit qualified professionals from other financial services and management consulting organizations. We will use internal and external recruiting resources, employees' referrals and the Internet to attract new professionals.


Competition

     The financial services and management consulting marketplaces are highly competitive. Many of our competitors are much larger than us and have far greater resources than us and have been in business for a longer period than we have. Such competition includes McKinsey & Company and Accenture.

     The market for our services is subject to rapid change and increased competition from large existing companies, smaller existing companies and new entrants. However, we believe the market will continue to offer significant opportunity for multiple companies due to the ever-increasing need for financial services, particularly small and emerging growth public and private companies.

     We are a Delaware corporation with executive offices located at 20 Marlin Lane, Port Washington, New York 11050, telephone (516) 765-6220, facsimile (516) 706-8440.


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The financial information included herein should be read in conjunction with the Financial Statements, including the Notes thereto.


Operations


     NSCA was formed on June 29, 2004. As of September 30, 2005, NSCA had net working capital of approximately $42,000. In 2005, NSCA's subscription receivable was satisfied by the receipt of $23,000 in cash and NSCA closed the Private Placement and entered into its first three financial services consulting agreements. NCSA generated no revenues from operations in 2004 and approximately $9,000 in revenues from operations from January 1, 2005 through September 30, 2005. Administrative costs incurred to date have been expended in connection with general and administrative expenses related to the Company's formation and organization, and the Private Placement, including, without limitations, legal and accounting expenses.




Liquidity and Capital Resources


     Since its recent inception, NSCA has funded its operations principally from the sale of NSCA Stock to its founders and in connection with the Private Placement. NSCA raised an aggregate of $83,350 from such sale of NSCA stock and the Private Placement. In addition, a principal stockholder of NSCA has agreed to lend the Company up to $25,000. We anticipate that as NSCA expands additional funds will be required.


     We may seek to borrow funds from banks or other lending institutions although NSCA currently has no commitments for any such borrowings and no assurance can be given that any such commitments will be obtained on terms acceptable to NSCA.

     In addition we may seek to sell additional shares of NSCA Stock in a private placement or public offering or our Board of Directors may authorize the sale of NSCA Preferred Stock. No such stock offering is currently contemplated and no assurance can be given that any such offering will be successfully completed.



     NSCA has entered into its first three financial services consulting agreements in 2005 which generated $9,000 in revenues from operations through September 30, 2005.



Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates made by us include the valuation of the deferred tax asset allowance. At September 30, 2005, a valuation allowance of 100% is provided for the deferred tax asset. We believe we are conservative in providing a full allowance (100%) since we had minimal revenues to date, and it is uncertain if the deferred tax asset will be utilized in the future.

Risk Factors

     The following factors should be considered carefully in evaluating the Company and its business. Additional risks and uncertainties not presently known to us may also effect our business operations. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected.

         We Are Recently Formed.



     NSCA was incorporated on June 29, 2004. In February 2005, NSCA completed the Private Placement and in since the beginning of 2005 NSCA has entered into financial services consulting agreements with its first three clients.



     We have limited Operating History and Revenues and Only Minimal Assets.

     We have limited operating history, limited revenues, and no earnings from operations to date. We have no significant assets or financial resources, except for the funds raised in the Private Placement, funds contributed by NSCA's founders and revenue from our three contracts. No assurance can be given that we will be able to develop our business or find a suitable merger or acquisition candidate.


     We depend on our senior management, which consists of only one part-time employee and his loss may adversely affect our business.

     We believe that our success will depend on the continued employment of Mr. Cohen, our sole Officer and Director who devotes only a portion of his time to the business of the Company. We will also need to hire additional members of senior management. This dependence is particularly important to our business since personal relationships are a critical element of obtaining and maintain client engagements. If one or more members of our senior management team were unable or unwilling to continue in their present positions, such persons may be difficult to replace and our business could be seriously harmed. Accordingly our inability to hire any members of senior management, or the loss of one or more members of our senior management team, could impact our future revenue. In addition, if any of these key employees were to join a competitor or form a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our key employees. Employee defections to clients could not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business.



        A loss of one of our clients could have a material adverse effect on our business.



     As of the date hereof, NSCA has financial services consulting agreements with three clients. The loss of any one of these clients could have a material adverse effect on our business and business prospects.




         We must recruit and retain qualified professionals to succeed in our labor-intensive business.


     Our future success will depend in large part on our ability to recruit and retain qualified professional personnel. Qualified professionals are in demand and are likely to remain a limited resource in the foreseeable future. Any inability to recruit and retain a sufficient number of qualified employees could hinder the growth of our business.

         Potential future acquisitions could be difficult to integrate and could, therefore, adversely affect our operating results.

     One of our strategies for growth is the acquisition of businesses. Currently, we do not have any acquisitions pending. We may not be able to find and consummate acquisitions on terms and conditions reasonably acceptable to us. The acquisitions we do undertake may involve a number of special risks, including: Diversion of management's attention; Potential failure to retain key acquired personnel Assumptions of unanticipated legal liabilities and other problems Difficulties of integrating systems, operations and cultures; and Amortization of acquired intangible assets.


     Our failure to successfully manage future acquisitions could seriously harm our operating results. It is anticipated that acquisitions will be funded through a combination of cash from operations or from debt or equity financings and/or by the issuance of NSCA Stock directly to the acquired entity or its shareholders.


         We may not be able to protect our confidential information and proprietary rights.

     While we  intend  to  require  our  employees  to  execute  confidentiality agreements, we cannot assure that this will be adequate to deter misappropriation of our confidential information. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our proprietary information, our business could be seriously harmed. In addition, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management.

     Competition   in  the   financial   services  and   management   consulting
marketplaces is strong.

     The market for our services is subject to intense competition from large existing players, smaller existing players and new entrants. Many of these competitors have much greater resources then us.



         Current Management Devotes Limited Time to Company.

     Management anticipates devoting only part of its time to the business of the Company. The Company's only officer is Steven Cohen, President, Secretary and Treasurer. Mr. Cohen has a written employment agreement with the Company but will not receive any compensation thereunder until annualized revenue of NSCA exceeds $500,000, on a quarterly basis. The Company has not obtained key man life insurance on Mr. Cohen. Notwithstanding the limited time commitment of management, loss of the services of Mr. Cohen would adversely affect development of the Company's business.

         Lack of Public Market For Our Common Stock.

     There has previously been no public market for our common stock, and our stockholders may not be able to resell their shares at or above the price at which they purchased their shares, or at all.

     An active public market for our common stock may not be sustained in the future. The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control.


     These factors include competitors entering the financial services or management consulting market; changes in earnings estimates or recommendations by securities analysts, developments in our industry, and general market conditions and other factors, including factors unrelated to our own operating performance.



     The stock market in general has recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility may be worse if the trading volume of our common stock is low.


     Several Principal Shareholders will continue to have substantial control over the Company after the Offering.


     Six principal shareholders (including our President) own 218,200 shares of Common Stock, which represents 77.3% of the outstanding NSCA Stock. Consequently, they will be able to control the direction of the Company. These shareholders also own 772,800 warrants to purchase NSCA Stock at an exercise price of $0.12 per share. These shareholders have agreed to escrow their shares until the earlier of (i) February 10, 2008 or (ii) the date on which the closing price of the shares of NSCA Stock has equaled or exceeded $1.00 per share on the NASDAQ Bulletin Board, NASDAQ National Market System or on the American or New York Stock Exchange for at least ten (10) consecutive trading days. While in escrow the holders of the shares will be able to vote such shares but may not sell them.

     Reporting requirements may delay or preclude acquisition.

     Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by NSCA. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

         NSCA's officers and directors have limited liability and have indemnity rights which may discourage stockholders from bringing an action against them.

     NSCA's Certificate of Incorporation provides that NSCA will indemnify its officers and directors against losses sustained or liabilities incurred which arise from any transaction in that officer's or director's respective managerial capacity unless that officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. NSCA's Certificate of Incorporation also provides for the indemnification by it of its officers and directors against any losses or liabilities incurred as a result of the manner in which the officers and directors operate NSCA's business or conduct its internal affairs, provided that in connection with these activities they act in good faith and in a manner which they reasonably believe to be in, or not opposed to, the best interests of NSCA and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. The existence of these provisions may discourage holders of NSCA Stock from bringing an action against management because NSCA may be responsible for paying all costs associated therewith, which could negatively impact the value of the NSCA Stock.

     Lack of Dividends

     NSCA has not paid any dividends on the NSCA Stock and does not anticipate paying cash dividends in the foreseeable future. NSCA intends to retain any earnings to finance the growth of its business. Management of NSCA cannot assure you that NSCA will ever pay cash dividends. Accordingly, holders of NSCA Stock will have to rely on the appreciation thereof to realize any monies from holding these securities.

Item 3.  Description of Properties

     NSCA has no properties and at this time has no agreements to acquire any properties. NSCA currently uses the offices of management at no cost. Management has agreed to continue this arrangement until NSCA requires larger space. Management believes that office space will be available at reasonable rents when such space is needed.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth information as of January 1, 2006, regarding the beneficial ownership of NSCA Stock by (1) each director and executive officer of NSCA; (2) each person or group known by NSCA to beneficially own 5% or more of the outstanding shares of NSCA Stock; and (3) all executive officers and directors of NSCA as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.



Name and Address             Amount of             Percentage of Outstanding
of Beneficial Owner    Beneficial Ownership              Shares Owned1


Steven Cohen               10,000 shares2, 3                   3.5%
20 Marlin Lane
Port Washington, NY 11050

Krovim LLC                110,000 shares2, 3                  39.0%
Nesher LLC, Manager
Dov Perlysky, Manager
P.O. Box 339 Lawrence, NY 11559

Pamela Katz                28,100 shares2, 3                   9.95%
One Leeds Drive
Port Washington, NY 11050

Pamela Turkel              25,100 shares2,3                    8.9%
440 East 23rd Street
New York, NY 10010

Alison Bell                20,000 shares2, 3                   7.1%
1035 Fifth Avenue
New York, NY 10028

Rosalind Davidowitz        25,000 shares2                      8.9%
7 Sutton Place South
Lawrence, New York 11559


All executive officers and
Directors as a group       10,000 shares2, 3                   3.5%
    (1 person)



------------------------------------

1    Based on a total of 282,350 shares outstanding as of January 1, 2006.


2 These shares are being held in escrow. Such shares shall be released from escrow upon the earlier of (i) February 10, 2008 or (ii) the date on which the closing price of the shares of Common Stock has equaled or exceeded $1.00 per share on the NASDAQ Bulletin Board, The NASDAQ Stock Market or on the American or New York Stock Exchange for at least ten (10) consecutive trading days. While in escrow, the holders of the shares will be able to vote such shares but may not sell them.

3 Does not include warrants to purchase 40,000, 440,000, 112,400, 100,400 and 80,000 shares of common stock beneficially owned by Mr. Cohen, Krovim LLC, Mrs. Katz, Mrs. Turkel and Mrs. Bell, respectively. The warrants are not exercisable until the date on which the closing price of the shares of Common Stock has equaled or exceeded $1.00 per share on the NASDAQ Bulletin Board, NASDAQ National Market System or on the American or New York Stock Exchange for at least ten (10) consecutive trading days. In the event these warrants and all other outstanding warrants are exercised in full, Mr. Cohen, Krovim LLC, Mrs. Turkel, Mrs. Katz and Mrs. Bell would own 4.6%, 50.8%, 13.0%, 11.6% and 9.2%, respectively of the Company's Common Stock on a fully diluted basis.

       Item 5. Directors and Executive Officers, Promoters and Control Persons



     The following table lists, as of January 1, 2006, NSCA's directors, executive officers and key employees, as well as promoters and control persons of NSCA:


Name               Age            Title
-------           -----           -----
Steven Cohen       42             President, Treasurer, Secretary & Director




     Mr. Cohen is the President of NSCA and a Principal of Gold Coast Advisors, LLC, an independent, fee-based registered investment advisory firm headquartered in New York. Gold Coast Advisors began operations in 2002 and provides comprehensive wealth management services to high net worth individuals. From May, 2002 to April, 2004, Mr. Cohen was also Senior Vice President - Head of Sales & Marketing at TradingLab, Inc., the structured products subsidiary of Italian Bank UniCredito Italiano. From 2001 to May 2002, Mr. Cohen was a financial advisor at AXA Advisors, LLC, a financial planning and investment firm. From 1999 to 2001, Mr. Cohen was President and Co-founder of eFrontiers, Inc., a startup Internet wealth management firm. eFrontiers filed for protection under Chapter 7 of the U.S. Bankruptcy Code in December 2000. Mr. Cohen was a Vice President at Morgan Stanley Asset Management from 1998 to 1999 and from 1996 to 1998 was a Vice President - Product Development / Mergers & Acquisitions at Prudential Investments. Prior to Prudential, Mr. Cohen worked in Business Development and Product Marketing at Lehman Brothers. He received his B.S. in Finance and Accounting from the University of Buffalo in 1985 and a Masters in Business Administration (MBA) in Finance from New York University in 1992. Mr. Cohen is a Certified Financial Planner (CFP) and a Certified Public Accountant
(CPA) and holds NASD Series 7, 24, 63 and 65 licenses.



     All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. The Board of Directors appoints officers as necessary.


     Mr. Cohen engages in other business activities. Accordingly, he will not devote his entire efforts or time to the affairs of NSCA. Currently, he devotes such amount of his business time to the affairs of NSCA as is necessary to fulfill it obligations, which, it is estimated, will not exceed 50% of his business time until NSCA's business expands further.



Committees of the Board

     The Board does not have an audit, nominating or a compensation committee. The selection of nominees for the Board of Directors is made by the entire Board of Directors. Compensation of management is determined by the entire Board of Directors.

     NSCA expects that at such time as the business grows it will formulate appropriate committees of the board. Mr. Cohen, NCSA's sole director, is an audit committee financial expert.

Item 6.  Executive Compensation


          To date no compensation has been paid to Mr. Cohen. In February 2005, Mr. Cohen entered into an employment agreement (the "Cohen Agreement") with NSCA. This agreement has an initial term of three years and provides that Mr. Cohen will receive compensation of $50,000 per annum once NSCA's annualized revenues exceed $500,000 on a quarterly basis. The Cohen Agreement does not require Mr. Cohen to devote his full time and effort to the business of NSCA. In addition in July 2004 the Company entered into a bonus agreement ("Bonus Agreement") with Mr. Cohen which provides that if Mr. Cohen first introduces an entity to the Company that results in a merger with the Company, the Company will issue, at the closing of the merger, to Mr. Cohen five year warrants to purchase 200,000 of Common Stock at an exercise price of $1.00 per share.


Compensation of Directors

     Directors do not receive any direct or indirect compensation for serving in such capacity. NSCA will reimburse directors for all reasonable costs and expenses incurred in connection with attending or participating in meetings of the Board.


Employment Agreements

     Other than the Cohen Agreement and the Bonus Agreement, NSCA is not party to any agreements with management.


Stock Based Compensation

     NSCA does not have a stock option or compensation plan and has never issued any stock based compensation. No stock options or restricted stock grants have been issued through the date of this Registration Statement.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company sold 110,000 shares of its common stock and warrants ("Warrants") to purchase an additional 440,000 shares of common stock at $.12 per share to Krovim LLC in exchange for an aggregate of $550. In addition Krovim has agreed to loan the Company up to $25,000, which loan will bear interest at the rate of prime plus 2% per annum. No such loans have been made.

     The Company sold (i) 10,000 shares of Common Stock and 40,000 Warrants to its President, Steven Cohen, in exchange for an aggregate of $50; (ii) 28,100 shares of Common Stock and 112,400 Warrants to Mrs. Katz in exchange for an aggregate of $140, (iii) 25,100 shares of Common Stock and 100,400 Warrants to Mrs. Turkel in exchange for an aggregate of $125.50 and (iv) 20,000 shares of Common Stock and 80,000 Warrants to Mrs. Bell in exchange for an aggregate of $100.

        In July, 2004, the Company sold 25,000 shares of Common Stock to Ms. Davidowitz in exchange for $2,000 in cash and a note in the amount of $23,000 (the "Note"). The Note was paid in full in February, 2005. Ms. Davidowitz is the sole owner of Rivkalex, one of the Company's clients.


Item 8.  DESCRIPTION OF SECURITIES

Common Stock



     The Company is authorized to issue up to 10,000,000 shares of NSCA Stock par value $0.0001. As of January 1, 2006, 282,350 shares of NSCA Stock were outstanding.



     Each outstanding share of NSCA Stock is entitled to one vote upon each matter submitted to a vote at a meeting of shareholders. At each election for directors, every shareholder entitled to vote at such election has the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote.

     Holders of NSCA Stock are entitled to receive ratably, such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. Upon liquidation, dissolution or winding up of NSCA, the holders of NSCA Stock are entitled to receive ratably the net assets of NSCA after payment of all debts and liabilities. Holders of NSCA Stock have no preemptive, subscription, redemption or conversion rights.


Preferred Stock

     The Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock, $0.0001 par value per share (the "Preferred Stock") which may be issued in series from time to time with such designations, rights, preferences and limitations as the Board of Directors may declare by resolution. To date no shares of Preferred Stock have been issued.

     The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. The potential exists, therefore, that additional shares of Preferred Stock might be issued which would grant dividend preferences and liquidation preferences to preferred stockholders over common stockholders. Unless the nature of a particular transaction and applicable statute require such approval, the Board of Directors has the authority to issue shares of Preferred Stock without stockholder approval. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control without any further action by stockholders.

                                     PART II
Item 1.  Trading Market

     As of January 1, 2006, none of NSCA's securities is traded on any public market. NSCA will explore the possibility of causing the NSCA Stock to be admitted for quotation on the Over the Counter Electronic Bulletin Board ("OTCBB"); however, management of NSCA cannot assure you that it will pursue such course of action, that it will identify a broker to sponsor such listing, that the NSCA Stock will be admitted for trading or if admitted for trading that a liquid market for the securities ever will develop.

Number of Shareholders of Record



     As of January 1, 2006, there were approximately 119 holders of record of the NSCA Stock.



Dividend Policy

     NSCA currently intents to retain all available earnings, if any, generated by its operations. Accordingly, NSCA does not anticipate paying cash dividends on the NSCA Stock in the foreseeable future. Any future determination as to the payment of dividends will be in the discretion of NSCA's Board of Directors and will be dependent upon NSCA's results of operations, financial condition and other factors deemed relevant by NSCA's Board.

Shares Eligible for Future Sale

     As of the date hereof, there are a total of 282,350 shares of NSCA Stock outstanding. Of such shares 218,200 shares (77.3%) of NSCA Stock are owned by officers, directors, affiliates and entities controlled by them and are subject to the limitations of Rule 144. Affiliates may rely on Rule 144 with respect to the resale of all of such shares.

     Rule 144: Under Rule 144 as currently in effect, a person who beneficially has owned restricted securities for at least one year, including persons who may be deemed affiliates of NSCA are entitled to sell within any three-month period a number of shares that does not exceed the greater of:




        o one percent of the number of shares of common stock then outstanding, which will equal approximately 2,824 shares if no other shares are issued; or

       o The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales of restricted securities under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about NSCA. These limitations apply to both restricted and unrestricted shares held by persons who are affiliates of NSCA.

     In addition, certain shareholders of NSCA owning in the aggregate 218,200 shares of NSCA Stock have agreed to escrow their shares until the earlier of (i) February 10, 2008 or (ii) the date on which the closing price of the shares of NSCA Stock has equaled or exceeded $1.00 per shares on the NASDAQ Bulletin Board, NASDAQ, National Market System or the American or New York Stock Exchange for at least ten (10) consecutive trading days. During the time such shares are held in escrow they may be voted by the holders thereof but may not be sold.

     Rule 144(k): Under Rule 144(k), a person who is not deemed to have been an "affiliate" of NSCA at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     64,150 shares of NSCA Stock are owned by non-affiliated shareholders. Of these shares, 57,350 shares were acquired in the Private Placement pursuant to an exemption from registration set forth in Rule 504 of Regulation D. The offering was registered in the State of Nevada and each investor was provided with a substantive disclosure document prior to the sale. Prior to the commencement of the Company's Rule 504 Private Placement, the Company filed a Registration Statement on Form U-7 (the "Registration Statement") with the State of Nevada, which underwent review by the Securities Division of the Nevada Secretary of State, Pursuant to such review, the Company received and responded to comments with respect to the Registration Statement from the Securities Division and the Registration Statement was declared effective on October 13, 2004. At the time of the Private Placement, the Company was not:

1. subject to the reporting requirements of section 13 or 15(d) of the Exchange Act.

2.   an investment company; or

3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

        In addition, the Private Placement was for less than $1,000,000.

     Management of NSCA can make no prediction as to the effect, if any, that market sales of shares of NSCA Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of NSCA Stock in the public market could adversely affect the market price of the NSCA Stock and could impair NSCA's future ability to raise capital through an offering of its equity securities.


Item 2.  LEGAL PROCEEDINGS

     NSCA is not presently party to any material legal proceeding nor are we aware of any material pending or potential legal proceeding which might be instituted against NSCA.


Item 3.  Changes in and Disagreements with Accountants


     In March 2005 we appointed Raich Ende Malter & Co LLP to serve as our independent auditors for the fiscal year ended December 31, 2004. Silverstein & Weiss ("S&W") had previously audited our financial statements for the fiscal year ended December 31, 2004. S&W's report for this period did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.


     The decision to change auditors was approved by our sole Director and was made because S&W is not registered with the Public Company Accounting Oversight Board ("PCAOB") and thus cannot act as an auditor of a public company. S&W resigned because it was not registered with the PCAOB. Such resignation was effective March 23, 2005.

     In connection with the audit of the period ended December 31, 2004, and the period subsequent thereto and prior to the resignation of S&W, there were no disagreements or reportable events between us and S&W on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of S&W, would have caused them to make a reference to the subject matter of the disagreements or reportable events in connection with their reports.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES



     In July 2004, NSCA sold 200,000 shares of NSCA stock and 800,000 Warrants to purchase an additional 800,000 shares of NSCA Stock at an exercise price of $0.12 per share, to its founders, for a total consideration of $1,000. In July 2004, NSCA sold 25,000 shares of NSCA stock to one shareholder in exchange for $2,000 in cash and a note in the principal amount of $23,000 (the "Note"). On February 1, 2005, the Note was paid in full. Such sales were made in reliance upon an exemption from registration provided under Section 4(2).

     In February 2005, NSCA closed the Private Placement pursuant to which it sold 57,350 shares of NSCA Stock for an aggregate of $57,350. All of such sales were made in reliance upon an exemption from registration provided by Section 3(b) of the Act. Prior to the commencement of the Company's Rule 504 Private Placement, the Company filed a Registration Statement on Form U-7 (the "Registration Statement") with the State of Nevada, which underwent review by the Securities Division of the Nevada Secretary of State, Pursuant to such review, the Company received and responded to comments with respect to the Registration Statement from the Securities Division and the Registration Statement was declared effective on October 13, 2004. At the time of the Private Placement, the Company was not:

1. subject to the reporting requirements of section 13 or 15(d) of the Exchange Act.

2.   an investment company; or

3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

        In addition, the Private Placement was for less than $1,000,000.


Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     NSCA is incorporated in the State of Delaware. Under Section 145 of the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. NSCA's Certificate of Incorporation provides for indemnification of its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     The General Corporation Law of the State of Delaware provides that a Certificate of Incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

         (1) for any breach of the director's duty of loyalty to the corporation or its stockholders,

         (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

         (3) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or

         (4) for any transaction from which the director derived an improper personal benefit.

         NSCA's Certificate of Incorporation contains such a provision.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or control persons pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     EXPERTS

     The financial statements of NSCA as of December 31, 2004 and for the period then ended included in this Information Statement have been audited by Raich Ende Malter & Co. LLP, independent accountants, as set forth in their report contained herein. These financial statements have been included in reliance upon the report of Raich Ende Malter & Co. LLP given upon the authority of such firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     You may read and copy all or any portion of the Form 10-SB registration statement of which this Registration Statement forms a part or any other information NSCA files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. NSCA's SEC filings, including the Form 10-SB registration statement, are also available to you on the SEC's web site (http://www.sec.gov).

     As a result of the filing of the Form 10-SB, NSCA will become subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC.

               REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors
North Shore Capital Advisors Corp.
Port Washington, New York

     We have audited the accompanying statement of financial condition of North Shore Capital Advisors Corp. as of December 31, 2004, and the related statements of operations, stockholders' equity (deficiency) and cash flows for the period from June 29, 2004 (inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Shore Capital Advisors Corp. as of December 31, 2004, and the results of its operations and its cash flows for the period from June 29, 2004 (inception) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


/s/ Raich Ende Malter & Co. LLP
    East Meadow, New York
    April 5, 2005

                         North Shore Capital Advisors Corp.
                         Statements of Financial Condition


                                          Decemeber 31, 2004  September 30, 2005
                                                                  (Unaudited)
                                            -------------        --------------

 ASSETS

CURRENT ASSETS

   CASH                                         $ 1,794             $ 44,777
   ACCOUNTS RECEIVABLE                                                 7,000
                                            ----------------   ---------------
TOTAL ASSETS                                    $ 1,794             $ 51,777
                                            ===============    ==============


 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

 CURRENT LIABILITIES
    ACCRUED LIABILITIES                        $ 10,702             $ 10,156
                                           ----------------    ---------------

 STOCKHOLDERS' EQUITY (DEFICIENCY)

 PREFERRED STOCK $0.0001 PAR VALUE,
 AUTHORIZED 2,000,000 SHARES, ISSUED-NONE             0                    0

 COMMON STOCK $0.0001 PAR VALUE,
 AUTHORIZED 10,000,000 SHARES,
 ISSUED & OUTSTANDING
 225,000 as of December 31, 2004;                    23                   28
 282,350 as of September 30, 2005

 ADDITIONAL PAID-IN CAPITAL                      25,977               83,322

 SUBSCRIPTION RECEIVABLE                        (23,000)

 ACCUMULATED DEFICIT                            (11,908)             (41,729)
                                             ----------------    -------------

 TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)         (8,908)              41,621
                                             ----------------    -------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $ 1,794             $ 51,777
                                            =================    =============





                THE ACCOMPANYING NOTES ARE AN INTEGRAL
                  PART OF THESE FINANCIAL STATEMENTS

                        North Shore Capital Advisors Corp.
                            Statements of operations
                   For the period from June 29, 2004 (inception)
                      through December 31, 2004 (audited)
          and for the nine months ended September 30, 2005 (unaudited)





                                      Period from              Nine months ended
                               June 29, 2004 (inception)      September 30, 2005
                               through December 31, 2004          (unaudited)
                             --------------------------------------------------

REVENUES:
 CONSULTING INCOME                    $         -                  $    9,000
 INTEREST INCOME                                3                       1,238
                                     -----------------         --------------
TOTAL REVENUES
                                                3                      10,238

EXPENSES:
  GENERAL & ADMINISTRATIVE
                                           11,911                      40,059
                                     -----------------         --------------

NET LOSS                            $     (11,908)               $   (29,821)
                                     -----------------         --------------
                                     -----------------         --------------

LOSS PER COMMON SHARE--
BASIC AND DILUTED                   $       (0.05)                $    (0.11)
                                     ----------------          --------------
                                     ----------------          --------------

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                 221,892                     273,916
                                     ----------------          ---------------
                                     ----------------          ---------------


                THE ACCOMPANYING NOTES ARE AN INTEGRAL
                  PART OF THESE FINANCIAL STATEMENTS

                     North Shore Capital Advisors Corp.
          Statements of Changes in Stockholders' Equity (Deficiency)
                          For the period from
         June 29, 2004 (inception) through December 31, 2004 (audited) and for the nine months ended September 30, 2005 (unaudited)



                                                  ADDITIONAL                                       TOTAL
                                PREFERRED COMMON  PAID-IN      SUBSCRIPTION     ACCUMULATED       STOCKHOLDERS'
                                STOCK     STOCK   CAPITAL      RECEIVABLE       DEFICIT           EQUITY (DEFICIENCY)


BALANCE- 6/29/04                 $0          $0           $0          $0              $0                     $0

ISSUANCE OF STOCK AND WARRANTS    0          23       25,977     (23,000)                                 3,000

NET LOSS                                                                         (11,908)               (11,908)

                             ----------------------------------------------------------------------------------------
BALANCE - 12/31/04                0          23      25,977      (23,000)        (11,908)                (8,908)

ISSUANCE OF STOCK                 0           5      57,345                                              57,350

PROCEEDS FROM
SUBSCRIPTION RECEIVABLE                                           23,000                                 23,000


NET LOSS                                                                         (29,821)               (29,821)

                             -----------------------------------------------------------------------------------------
BALANCE - 9/30/05                $0         $28     $83,322          -          $(41,729)               $41,621
                               -----      -----     -------       -------       -----------             ----------
                               -----      -----     -------       -------       -----------             ----------








                THE ACCOMPANYING NOTES ARE AN INTEGRAL
                  PART OF THESE FINANCIAL STATEMENTS

               North Shore Capital Advisors Corp.
                      Statements of Cash Flow
                      For the period from
      June 29, 2004 (inception) through December 31, 2004 (audited) and for the nine months ended September 30, 2005 (unaudited)



                                         Period from
                                    June 29, 2004 (inception)   Nine months
                                      through December 31,   ended September 30,
                                        2004 (audited)       2005 (unaudited)
                                   --------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                    $ (11,908)               $(29,821)
Adjustments to reconcile net loss to
net cash used in operating activities:
Changes in assets and liabilities
Accounts receivable                                                    (7,000)
Accrued Liabilities                           10,702                    (546)
                                         ---------------         --------------

NET CASH USED IN OPERATING ACTIVITIES          (1,206)                (37,367)
                                         ---------------         --------------

NET CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock          3,000                  57,350
Proceeds from subscription receivable                                  23,000
                                         ---------------         --------------

NET CASH PROVIDED BY FINANCING ACTIVITIES       3,000                  80,350
                                        ---------------          --------------


NET CHANGE IN CASH                              1,794                  42,983

CASH -- beginning of period                         0                   1,794
                                        ---------------          --------------

CASH --  end  of period                       $ 1,794                $ 44,777
                                        ----------------         --------------
                                        ----------------         --------------

Supplemental disclosures of cash flow information:
Non-cash financing activities:
   Subscription receivable                   $23,000
                                       ===============





                THE ACCOMPANYING NOTES ARE AN INTEGRAL
                  PART OF THESE FINANCIAL STATEMENTS

                       NORTH SHORE CAPITAL ADVISORS CORP.
                          NOTES TO FINANCIAL STATEMENTS







NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization and Operations

     North Shore Capital Advisors Corp. (the "Company") was organized under the laws of the State of Delaware on June 29, 2004 to offer consulting and financial services. In 2005, the Company entered into its first financial services consulting agreements. The Company's clients are currently located in New York, New Jersey and Florida.

         Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates made by management include the valuation of the deferred tax asset allowance.

         Fair Value of Financial Instruments

     The amounts at which current assets and current liabilities are presented approximate their fair value due to their short-term nature.

         Revenue Recognition

     The Company recognizes revenue from its financial consulting agreements as services are provided on a monthly and hourly basis, based on a standardized fee structure. No up-front fees are received and consequently, the Company is not required to defer revenue.

        Accounts Receivable

     Accounts receivable are recorded at their estimated realizable value. An allowance for doubtful accounts is estimated by management through evaluation of significant past due accounts. Accounts are deemed past due when payment has not been received within the stated time period. The Company's policy is to review individual past due amounts periodically and write off amounts for which all collection efforts are deemed to have been exhausted.

         Income Taxes

     The Company follows the provisions of Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax basis of assets and liabilities and their reported amounts on the financial statements. The resulting deferred tax assets or liabilities are adjusted to reflect changes in tax laws as they occur. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

         Loss Per Common Share

     Basic loss per common share is calculated by dividing net loss by the weighted average number of shares of common stock outstanding. Stock warrants have not been included in the calculation of diluted loss per share, as the effect would have been antidilutive and the warrants were not exercisable during the period covered by these financial statements as the Company's common stock was not trading at $1.00 per share. Accordingly, basic and dilutive loss per share are the same for the Company.

NOTE B - INCOME TAXES

         The Company's deferred tax asset at December 31, 2004 is summarized below.
         Net Operating loss carryforward                    $      1,920
         Valuation allowance                                      (1,920)
                                                            -------------
                                                              $        0
                                                            ------------
         At December 31, 2004, a valuation allowance of 100% is provided as it is uncertain if the deferred tax asset will be utilized in the future.

         The reconciliation of the federal statutory rate to the effective income tax rate is as follows:

         Tax at federal statutory rate                     $     (4,048)
         Nondeductible Organization costs                         2,128
         Valuation Allowance                                      1,920
                                                            ------------
                                                           $          0
                                                            ------------

         The Company's net operating loss carryforward expires in 2024.

NOTE C - CAPITAL TRANSACTIONS

     On July 1, 2004, the Company issued 200,000 shares of common stock and 800,000 warrants in exchange for $1,000. Management allocated $800 of the purchase price to the warrants. The warrants are exercisable at $0.12 per share and expire on July 1, 2014. The warrants are not exercisable until the date on which the closing price of the shares of the Company's common stock has equaled or exceeded $1.00 per share on the NASDAQ Bulletin Board, NASDAQ National Market System or on the American or New York Stock Exchange for at least ten (10) consecutive trading days.

     On July 14, 2004, 25,000 shares were sold for $1.00 per share. The Company received cash of $2,000 in 2004 and issued a note receivable for $23,000. On February 1, 2005, the subscription receivable was satisfied by the receipt of $23,000 in cash.

     On February 10, 2005, the Company completed a private placement of 57,350 shares of common stock at $1.00 per share.

NOTE D - RELATED PARTY TRANSACTIONS

     The Company utilizes the office space provided by its president at no cost to the Company. The amount of office space utilized by the Company is considered insignificant.

     In February 2005, the Company entered into a consulting agreement with a company whose sole shareholder is also a shareholder of the Company. The Company's subsription receivable of $23,000 at December 31, 2004, as further discussed in Note C, was due from this shareholder.

NOTE E - COMMITMENTS

Long-term Employment Agreement & Executive Compensation

     On February 7, 2005, the Company entered into a three year employment agreement with its president, which shall be extended from year to year after the initial term. The president shall not be entitled to any cash compensation from the Company for his services until the Company's annualized revenues exceed $500,000 on a quarterly basis. At such time, the president shall be entitled to receive a salary of $50,000 per annum. In addition, in July, 2004, the Company entered into a bonus agreement ("Bonus Agreement") with Mr. Cohen which provides that if Mr. Cohen first introduces an entity to the Company that results in a merger with the Company, the Company will issue, at the closing of the merger, to Mr. Cohen five year warrants to purchase 200,000 shares of Common Stock at an exercise price of $1.00 per share.

BASIS OF PRESENTATION FOR INTERIM FINANCIAL STATEMENTS:

     The accompanying Interim Financial Statements of the Company as of September 30, 2005 and for the nine months then ended have been prepared in accordance with accounting principles generally accepted for interim financial statement presentation and in accordance with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statement presentation. In the opinion of management, all adjustments for a fair statement of the results of operations and financial position for the interim period presented have been included. All such adjustments are of a normal recurring nature. This financial information should be read in conjunction with the Financial Statements and Notes thereto included herewith for the year ended December 31, 2004. There have been no changes in significant accounting policies since December 31, 2004.

SUBSEQUENT EVENTS (UNAUDITED)

     On June 28, 2005, the Company entered into an agreement with Krovim LLC ("Krovim"), a principal shareholder of the Company, whereby Krovim agreed to lend the Company up to a maximum of $25,000 at prime plus 2% per annum. No drawndowns have been made to date and there are no formal repayment terms.

     On October 28, 2005, the Company amended and superseded its financial services consulting agreement (which agreement was originally entered into during July 2005) with The Telmarc Group, LLC ("Telmarc"), pursuant to which the Company, among other things, assists Telmarc in the development of its business plan and advises Telmarc with respect to investment opportunities. The Company will be paid an advisory fee of $300 per hour for each hour it provides services to Telmarc during the term of the agreement.

     On October 31, 2005, the Company amended and superseded its financial services consulting agreement (which agreement was originally entered into during February 2005) with Rivkalex Corp. ("Rivkalex"), pursuant to which the Company is acting as a consultant to Rivkalex in connection, among other things, with the development of its business plan, identifying and evaluating potential investments for Rivkalex and analyzing potential business development opportunities and business combinations. For its services, the Company is paid $500 per month plus $300 per hour in excess of one and one half hours per month for every hour of consulting services provided by the Company to Rivkalex during the term of the agreement.

     On November 1, 2005, the Company amended and superseded its financial services consulting agreement (which agreement was originally entered into during May 2005) with The Gorlin Companies ("TGC"). Pursuant to the agreement, among other things, the Company advises TGC and its portfolio companies on the development of their business plans and business strategies and helps them identify and analyze potential financings and business combinations. In consideration for such services, the Company is paid $1,000 per month and $300 per hour in excess of three hours per month for every hour of consulting services provided by the Company to TGC during the term of the agreement.

                              PART III


ITEM 1. INDEX TO EXHIBITS.

3.1    Certificate of Incorporation of NSCA*
3.2    Bylaws of NSCA*
4.1    Form of Warrant*
10.1   Financial Services Consulting Agreement between NSCA and
       The Telmarc Group, LLC*
10.2   Financial Services Consulting Agreement between NSCA and Rivkalex Corp.*
10.3   Employment Agreement between NSCA and Steven Cohen*
10.4   Agreement between NSCA and Steven Cohen*
10.5   Financial Services Consulting Agreement between NSCA and
       The Gorlin Companies*
10.6   Letter Agreement between NSCA and Krovim LLC dated June 28, 2005*
16.    Letter from Silverstein & Weiss to NSCA*

  *  Previously filed

ITEM 2. DESCRIPTION OF EXHIBITS.

(a) Financial Statements - see Financial Statements on pages F-1 through F-8 of the Registration Statement, which is incorporated herein by reference.

(b)      Exhibits - See Exhibit Index.



EXHIBIT NO.

3.1    Certificate of Incorporation of NSCA*
3.2    Bylaws of NSCA*
4.1    Form of Warrant*
10.1   Financial Services Consulting Agreement between NSCA and
       The Telmarc Group, LLC*
10.2   Financial Services Consulting Agreement between NSCA and Rivkalex Corp.*
10.3   Employment Agreement between NSCA and Steven Cohen*
10.4   Agreement between NSCA and Steven Cohen*
10.5   Financial Services Consulting Agreement between NSCA and
       The Gorlin Companies*
10.6   Letter Agreement between NSCA and Krovim LLC dated June 28, 2005*
16.    Letter from Silverstein & Weiss to NSCA*


   * Previously filed

                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.





Dated: January 4, 2006       NORTH SHORE CAPITAL ADVISORS CORP.



                              By: /s/ Steven Cohen
                                 --------------------------
                                      Steven Cohen, President and Sole Director























                                 21